SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Altimmune, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02155H101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02155H101	13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Novartis Bioventures Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,775,341*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,775,341*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,775,341*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%
12.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 2,534,561 shares of Common Stock of the Issuer, (ii) a stock option to purchase 553 shares of Common Stock, (iii) 775,141 shares of Common Stock that may be acquired upon conversion of the Issuer’s Series B Convertible Preferred Stock and (iv) 456,086 shares of Common Stock that may be acquired upon the exercise of warrants to purchase the Issuer’s Common Stock.

CUSIP No. 02155H101	13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Novartis AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,775,341*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,775,341*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,775,341*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.4%
12.	TYPE OF REPORTING PERSON CO

*	Consists of (i) 2,534,561 shares of Common Stock of the Issuer, (ii) a stock option to purchase 553 shares of Common Stock, (iii) 775,141 shares of Common Stock that may be acquired upon conversion of the Issuer’s Series B Convertible Preferred Stock and (iv) 456,086 shares of Common Stock that may be acquired upon the exercise of warrants to purchase the Issuer’s Common Stock.

Item 1(a).	Name of Issuer:

Altimmune, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19 Firstfield Rd., Suite 200
Gaithersburg, MD 20878

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer

(i) Novartis Bioventures Ltd. a Swiss corporation, with respect to shares held by it; and

(ii) Novartis AG, a Swiss corporation, as the publically owned parent of Novartis Bioventures Ltd., with respect to the shares held by Novartis Bioventures Ltd.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principle business offices of Novartis Bioventures Ltd. and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

Item 2(c).	Citizenship:

Novartis Bioventures Ltd. is a corporation organized under the laws of Switzerland and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Bioventures Ltd.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

02155H101

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.		Ownership.

(a) Amount Beneficially Owned:

Novartis Bioventures Ltd. (“Novartis”) is the record owner of (i) 2,534,561 shares of Common Stock of the Issuer, (ii) a stock option to purchase 553 shares of Common Stock, and (iii) 775,141 shares of Common Stock that may be acquired upon conversion of the Issuer’s Series B Convertible Preferred Stock (“Preferred Stock”), and (iv) 465,086 shares of Common Stock that may be acquired upon the exercise of warrants to purchase the Issuer’s Common Stock (the “Warrants”) held by Novartis.

Novartis holds 2,069.4 shares of Preferred Stock at a stated value of $1,000 per share, which are convertible into 775,141 shares of the Issuer’s Common Stock at a conversion price of $2.67 per share. The Warrants held by Novartis are exercisable for up to 465,086 shares of the Issuer’s Common Stock. The Warrants held by Novartis may not be exercised if such exercise would cause Novartis to hold more than 19.99% of the Issuer’s Common Stock, regardless of receipt by the Issuer of the Requisite Stockholder Approval.

On December 15, 2017 and on the fifteenth day of each calendar month thereafter until the maturity date of the Preferred Stock on August 15, 2018 (the “Maturity Date”), inclusive, the Issuer will redeem the stated value of Preferred Stock in nine equal installments (the “Monthly

Amortization Amounts”). Holders of the Preferred Stock will have the ability to defer payments, but not beyond the Maturity Date of the Preferred Stock. Subject to certain conditions, the Issuer may elect to pay the Monthly Amortization Amounts in cash or shares of Common Stock or in a combination of cash and shares of Common Stock, such number of shares to be based on a price per share of Common Stock equal to the lowest of (i) the then applicable conversion price of the Preferred Stock, (ii) 85% of the arithmetic average of the three lowest volume weighted average prices of the Common Stock during the ten consecutive trading days prior to the applicable payment date and (iii) 85% of the volume weighted average price of the Common Stock on the trading day immediately prior to the payment date.

(b) Percent of Class:

18.4% based on 19,225,323 shares of the Issuer’s Common Stock outstanding as of January 18, 2018, as reported by the Issuer to the Reporting Persons.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Not applicable

(ii) Shared power to vote or to direct the vote:

3,775,341

(iii) Sole power to dispose or to direct the disposition:

Not applicable

(iv) Shared power to dispose or to direct the disposition:

3,775,341

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2018

NOVARTIS BIOVENTURES LTD.

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Secretary of the Board

/s/ Stephan Sandmeier
Name: Stephan Sandmeier
Title: Authorized Signatory

NOVARTIS AG

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Authorized Signatory

/s/ Stephan Sandmeier
Name: Stephan Sandmeier
Title: Authorized Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit	Exhibit Description

99	Joint Filing Agreement